EXHIBIT 99.1

Tricom to Commence Trading on the OTC Bulletin Board

SANTO DOMINGO, Dominican Republic, May 18 /PRNewswire-FirstCall/ — Tricom, S.A. announced today that its American Depositary Shares (ADSs) would begin trading on the OTC (over-the-counter) Bulletin Board (“OTCBB”) on Wednesday, May 19, 2004, under the symbol “TRICY”. The Company will continue its timely financial reporting and compliance with all the Securities and Exchange Commission reporting requirements.

The OTCBB is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter equity securities. Investors should be aware that trading in the Company’s ADSs through market makers and quotation on the OTCBB may involve risk, such as trades not being executed as quickly as when the issue was listed on the New York Stock Exchange. More information about OTCBB can be found at www.otcbb.com.

About TRICOM

Tricom, S.A. is a full service communications services provider in the Dominican Republic. We offer local, long distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, we are one of the few Latin American based long distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through our subsidiary, TCN Dominicana, S.A., we are the largest cable television operator in the Dominican Republic based on our number of subscribers and homes passed. For more information about Tricom, please visit www.tricom.net.